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                              FOR IMMEDIATE RELEASE

                                              Filed by: Park National
                                              Corporation Pursuant to Rule 425
                                              under the Securities Act of 1933
                                              and deemed filed pursuant to
                                              Rule 14a-12 of the Securities
                                              Exchange Act of 1934

                                              Subject Company: Security Banc
                                              Corporation (Commission File
                                              No. 000-13655)

For Further Information Contact:

At Park National Corporation:  William T. McConnell, Chairman  (740) 349-3725
                               C. Daniel DeLawder, President   (740) 349-3746
                               John W. Kozak, CFO              (740) 349-3792

At Security Banc Corporation:  Harry O. Egger, Chairman        (937) 324-6874
                               J. William Stapleton, CFO       (937) 324-6916

             PARK NATIONAL CORPORATION AND SECURITY BANC CORPORATION
                                 AGREE TO MERGE

           Newark, Ohio, November 21, 2000: Park National Corporation (Park) (AMEX\PRK) and Security Banc Corporation (Security) (NASDAQ\STYB) jointly announced today they signed a definitive agreement and plan of merger that provides for Security to merge with and into Park. The transaction has been approved by the directors of both corporations. Under the terms of the merger agreement, Security shareholders are expected to receive .2844 Park common shares for each Security common share in a tax-free exchange. Park expects to issue an aggregate of 3,350,000 common shares to former Security shareholders in the merger which will be accounted for under the pooling-of-interests method. The exact exchange ratio will be determined pursuant to a formula that is based upon the number of Security common shares outstanding immediately prior to the effective time of the merger. Using the PRK market price of $91.375 at the close of trading on November 20, 2000, the transaction is valued at $25.99 per Security share, and an aggregate value of $306 million. The transaction is currently valued at 2.50 times Security's September 30 book value and 17.75 times Security's trailing twelve months per share earnings.

          The transaction is expected to be neutral to Park's per share earnings in 2001 and accretive to Park's per share earnings in 2002, the first full year of combined operations.



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          With this merger, Security brings a presence in six counties of the attractive central/western Ohio banking market served by their 24 financial service offices. The combined organization will have a total of 102 offices in 26 Ohio counties.

         As of September 30, 2000, Park had total assets of $3.212 billion, and stockholders' equity of $308 million. For the nine months ended September 30, 2000, Park earned $42.4 million, or 1.80 percent on average assets and 19.57 percent on average equity. As of September 30, 2000, Security had total assets of $987 million, and stockholders' equity of $123 million. For the nine months ended September 30, 2000, Security earned $12.9 million, or 1.76 percent on average assets and 14.45 percent on average equity.

           "Park benefits by joining with high quality banks in attractive markets that help improve our financial performance and value," said Park President, C. Daniel DeLawder. "Security is a banking company we have known for many years; it is an excellent fit from many perspectives. Park and Security have similar cultures and business philosophies in serving customers and communities. Security is an exceptionally well run organization that will help us continue achieving superior returns for our shareholders. Locations of the Security offices mesh very well with ours. Through three banks, Security offers a very high level of customer service that will be enhanced in this transaction. Security customers will have new products and services available to them while still enjoying the same level of personal service that has been the trademark of their banks in the past. In keeping with Park's tradition and general practice, decision making will continue at the local level at each bank ," added DeLawder.

          Harry O. Egger, Chairman of Security, stated: "I believe that all of Security's constituencies - our communities, our customers, our employees, and our shareholders - will benefit from this merger. Park is one of the strongest, highest performing regional bank holding companies in the Midwest. This affiliation will enable us to offer our customers an expanded array of financial products and services. Additionally, our shareholders will receive an attractive price per share and




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participate in the growth of a dynamic company. We believe the combined strengths of Security and Park will allow us to better serve our communities. We will have the capacity to invest in technology that is necessary not just to survive, but to prosper in this increasingly competitive financial services industry," according to Egger.

         William T. McConnell, Chairman of Park, added, "We very much look forward to this combination. Additionally, we believe that Mr. Egger's addition to our board of directors as Vice Chairman will help our organization and enable him to continue to fully represent the shareholders' interests in western Ohio."

          Austin Associates, Inc., Toledo, Ohio is serving as Security's financial advisor and has issued an opinion to Security's Board of Directors with regard to the fairness of the consideration to be received by the Security shareholders in the merger from a financial point of view. The merger is subject to regulatory approvals and the approval of both corporations' shareholders. The consummation of the merger is expected to take place in the second quarter of 2001.

          Additional Information And Where To Find It: Park will file a Registration Statement on SEC Form S-4 and Park and Security will file a joint proxy statement/prospectus and other relevant documents concerning the proposed merger transaction with the SEC. Investors and shareholders are urged to read the Registration Statement and the joint proxy statement/prospectus carefully when they become available and any other relevant documents filed with the SEC because they will contain important information. Investors and shareholders will be able to obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov. In addition, you may obtain copies of the joint proxy statement/prospectus and other documents filed by Park with the SEC free of charge by requesting them in writing from Park National Corporation, 50 North Third Street, Newark, Ohio 43055, Attention: David C. Bowers, Secretary, or by telephone at




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(740) 349-3708. You may obtain copies of documents filed with the SEC by
Security free of charge by requesting them in writing from Security Banc Corporation, 40 South Limestone Street, Springfield, Ohio 45502, Attention: J. William Stapelton, CFO, or by telephone at (937) 324-6916.

           Park and Security, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the shareholders of Park and Security in connection with the merger. Information about the directors and executive officers of Park and their ownership of Park common shares is set forth in the proxy statement for Park's 2000 annual meeting of shareholders. Information about the directors and executive officers of Security and their ownership of Security common shares is set forth in the proxy statement for Security's 2000 annual meeting of shareholders. Investors and shareholders may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when it becomes available.

           In addition to the Registration Statement and the joint proxy statement/prospectus, Park and Security file annual, quarterly and special reports, proxy statements, and other information with the SEC. You may read and copy any reports, statements, or other information filed by Park or Security at the SEC Public Reference Room at 450 Fifth Street, N.W., Washington, DC 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms.

            Park's and Security's filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

            Safe Harbor Statement: Except for the historical and present factual information contained in this press release, the matters discussed in this press release, including statements as to the expected benefits of the merger such as efficiencies, market profile, product offerings and financial strength, and the competitive ability and position of the combined company, and other statements identified by words such as "expects," believes," "plans," and similar expressions are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of



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1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including the possibility that costs or difficulties related to the integration of our businesses will be greater than expected or that operating results of the combined company following the merger may be lower than expected, the impact of competition and other risk factors relating to our industry as detailed from time to time in each of Park's and Security's reports filed with the SEC. Park and Security disclaim any responsibility to update these forward-looking statements.